Filed Pursuant to Rule 424(b)(3)

Registration No. 333-282126

PROSPECTUS SUPPLEMENT

To Prospectus dated November 25, 2024

Up to 7,905,387 Shares of Common Stock Issuable Upon Conversion of Notes

Up to 600,000 Shares of Common Stock Issuable Upon Exercise of Warrants

Adagio Medical Holdings, Inc.

This prospectus supplement updates and supplements the information contained in the prospectus dated November 25, 2024 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (File No. 333-282126) with the information contained in our Current Report on Form 8-K that was filed with the Securities and Exchange Commission on December 16, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 8,505,387 shares of our common stock, $0.0001 par value per share (the “Common Stock”), which consists of (i) up to 7,905,387 Convertible Note Shares (excluding the shares of Common Stock underlying the Warrants) issuable upon the conversion of those certain 13% senior secured convertible notes issuable pursuant to the Convertible Security Subscription Agreement and 2024 Bridge Financing Note Subscription Agreement, at a conversion price of $10.00 per share, subject to adjustment, and (ii) up to 600,000 Warrant Shares underlying the Warrants to purchase shares of Common Stock, exercisable at a $24.00 exercise price or on a cashless basis, issued in connection with the Convertible Security Subscription Agreement.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

Our Common Stock is listed on The Nasdaq Capital Market under the symbol “ADGM”. On December 13, 2024, the last reported sales price of our Common Stock was $2.02 per share.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 10 of the prospectus, and under similar headings in any amendments or supplements to the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 16, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 11, 2024

ADAGIO MEDICAL HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-42199	99-1151466
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

26051 Merit Circle, Suite 102 Laguna Hills, CA	92653
(Address of principal executive offices)	(Zip Code)

(949) 348-1188

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ADGM	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 - Entry into a Material Definitive Agreement

The information set forth in Item 5.02 below is hereby incorporated by reference into this Item 1.01.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Departure of Chief Executive Officer

On December 11, 2024, Adagio Medical Holdings, Inc. (the “Company”) and Olav Bergheim, the Chief Executive Officer of the Company and as Chairman of the Board (“CEO and Chairman”), agreed that Mr. Bergheim would resign from his position as CEO and Chairman of the Company, effective as of December 13, 2024 (the “Separation Date”). Mr. Bergheim agreed to remain with the Company as an independent contractor in an advisory role for a period of 12 months following the Separation Date (the “Advisory Period”). Mr. Bergheim’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s financial reporting, operations, policies or practices. The Board of Directors of the Company (the “Board”) appointed Orly Mishan, one of the Company’s current directors, to replace Mr. Bergheim as the chairperson of the Board, effective as of December 13, 2024.

In connection with the foregoing, on December 13, 2024, the Company and Mr. Bergheim entered into an employment resignation and consulting agreement (the “Separation Agreement”), pursuant to which Mr. Bergheim will receive: (i) cash severance in the amount of $1,200,000; (ii) additional cash severance in the amount of $300,000, conditioned upon the closing of a Change in Control (as defined in the Company’s 2024 Equity Incentive Plan) or the closing of an equity financing of the Company or a licensing transaction raising gross cash proceeds of a certain amount; (iii) health insurance benefits, which will terminate on the last day of the month in which the Separation Date occurs; and (iv) reimbursement of the employer portion of COBRA premium payments during the period described in the Separation Agreement, provided Mr. Bergheim timely elects continued coverage under COBRA (collectively, the “Severance Benefits”).

In addition to the Severance Benefits, as sole compensation for his services during the Advisory Period, Mr. Bergheim will receive an option to purchase 338,398 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), at a per-share exercise price equal to the closing per-share trading price of the Common Stock on the date of grant.

Pursuant to the Separation Agreement, Mr. Bergheim agreed to release all claims against the Company arising out of or in any way connected with Mr. Bergheim’s employment relationship with the Company. The Separation Agreement also contains standard restrictive covenants, such as non-competition and mutual non-disparagement, and confidentiality provisions and inventions assignment provisions, in an agreement attached thereto.

The foregoing description of the Separation Agreement is not complete and is subject to and qualified in its entirety by reference to the Separation Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1, and the terms of which are incorporated by reference herein.

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Appointment of Chief Executive Officer and Director

On December 12, 2024, the Board appointed Todd Usen, age 57, to serve as Chief Executive Officer of the Company and a Class I director of the Board (“CEO and Director”), effective as of December 13, 2024, to replace Mr. Bergheim as the Company’s Chief Executive Officer and to fill the vacancy on the Board resulting from Mr. Bergheim’s resignation. The selection of Mr. Usen to serve as the CEO and Director was not pursuant to any arrangement or understanding with respect to any other person. There are no family relationships between Mr. Usen and any director or executive officer of the Company, and there are no transactions between Mr. Usen and the Company that would be required to be reported under Item 404(a) of Regulation S-K. Mr. Usen is not expected to serve on any Board committees.  Mr. Usen will serve as Class I director with a term expiring at the Company’s 2025 annual meeting of stockholders and until his successor is duly elected and qualified or his earlier death, resignation, retirement, disqualification or removal.

Mr. Usen has extensive commercial and operational experience with a proven track record of leading large, complex global businesses across several highly regarded medical device companies. Prior to joining the Company, from December 2022 to July 2024, Mr. Usen was the President & Chief Executive Officer of Minerva Surgical, a then publicly traded women’s health organization. He led a complete restructuring of the organization, including raising $45 million of private equity investments to take the company private, while growing top line growth.  Prior, from December 2018 to December 2022, he was the Chief Executive Officer of Activ Surgical, a digital surgery company focused on advanced surgical imaging and artificial intelligence, where he oversaw the FDA/CE clearance of its ActivSight technology, as well as leading four fundraising rounds totaling over $92 million. From 2015 to 2019, Mr. Usen was President, Medical Systems Group, for Olympus Corporation of the Americas, where he took charge of a complex $2B+ business and restructured the company for leaner growth and investment, drove successful mergers and acquisitions activity, led the expansion from 6 medical divisions to 11 in 3.5 years. Prior to that, Mr. Usen served in executive positions including President, United States Orthopedics, Senior Vice President & General Manager, Joint Reconstruction, and Senior Vice President Sports Medicine at Smith and Nephew from 2007 to 2015, and Vice President Sales and Director of Sales at Boston Scientific Corporation from 1995 to 2007. Mr. Usen is currently the Executive Chairman of Rob Surgical, the Chairman of NeoPredix, an independent board director at Alesi Surgical, the Executive Chairman at MassMEDIC, the largest regional MedTech association in the United States. He serves as an advisor for The Cleveland Clinic Innovations and Ventures team, as well Avertto Medical. Mr. Usen holds a Bachelor of Science in Marketing from the Isenberg School at the University of Massachusetts and did his Master of Business Administration work at Pepperdine University. We believe Mr. Usen is qualified to serve as a director of the Company due to his business, leadership, and financing experience in the healthcare industry.

In connection with his appointment as Chief Executive Officer, Mr. Usen entered into that certain offer letter, dated December 12, 2024 (the “Offer Letter”), pursuant to which Mr. Usen will receive: (i) a base salary of $500,000 per year (the “Base Salary”); (ii) an annual discretionary performance and retention bonus of up to 50% of the Base Salary, determined in the sole discretion of the Board; (iii) a financing bonus in the amount of 16% of the Base Salary, conditioned upon the Company’s successful closing of an equity financing of the Company and/or non-equity dilutive business development transaction(s) approved by the Board raising a certain amount of gross proceeds; (iv) standard employee benefits offered to executive level employees; (v) relocation expenses, up to a  maximum of $100,000; and (vi) an option to purchase shares of the Company’s Common Stock that represents approximately 5% of the Company’s fully diluted shares outstanding with an exercise price equal to the closing per-share trading price of the Common Stock on the date of grant. The Offer Letter also contains standard restrictive covenants and confidentiality provisions and inventions assignment provisions, in an agreement attached thereto.

The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement. The Offer Letter is filed as Exhibit 10.2 to this Current Report on Form 8-K, which is incorporated by reference to this Item 5.02.

Effective as of December 13, 2024, Mr. Usen became an “officer” as such term is used within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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Additionally, Mr. Usen has entered into the Company’s standard form of indemnification agreement, in the form attached as Exhibit 10.8 to the Company’s Current Report on Form 8-K, as amended, filed with the Securities and Exchange Commission on August 6, 2024 (the “Indemnification Agreement”), which agreement is incorporated herein by reference. Pursuant to the Indemnification Agreement, the Company agrees to indemnify Mr. Usen against certain liabilities that may arise by reason of his status or services as Chief Executive Officer of the Company and to advancement of his expenses incurred as a result of any proceeding as to which he may be indemnified.

Item 7.01. Regulation FD Disclosure.

On December 16, 2024, the Company issued a press release regarding the events described in Item 5.02. A copy of the press release is being furnished as Exhibit 99.1 and is incorporated herein by reference.

The information in this Item 7.01 of this Current Report on Form 8-K is being “furnished” and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, and shall not be incorporated or deemed to be incorporated by reference into any filing by the Company under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language contained in such filing, unless otherwise expressly stated in such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1#	Employment Resignation and Consulting Agreement, dated December 13, 2024, by and between the Company and Olav Bergheim
10.2#	Offer Letter, dated December 12, 2024, by and between the Company and Todd Usen
99.1	Press Release, dated December 16, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

#Indicates management contract or compensatory plan or arrangement.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 16, 2024

Adagio Medical Holdings, Inc.

By:	/s/ John Dahldorf
Name:	John Dahldorf
Title:	Chief Financial Officer

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Exhibit 10.1

ADAGIO MEDICAL Holdings, Inc.

December 13, 2024

Olav Bergheim

Via Email Delivery:

Dear Olav:

This letter sets forth the substance of the employment resignation and consulting agreement (the “Agreement”) that Adagio Medical Holdings, Inc. (the “Company”) is offering to you to aid in your employment transition.

1.Separation and Resignation.

(a)Employment Separation. Your last day of work and your employment termination date will be December 13, 2024 (the “Separation Date”).

(b)Board Resignation. Effective as of the date you sign this Agreement, you hereby resign as a member of the Company’s Board of Directors, and from any and all other positions you may hold with the Company or any of its affiliates.

2.Final Pay. On the Separation Date, the Company will pay you all accrued salary, all accrued and unused vacation time, earned through the Separation Date, subject to standard payroll deductions and withholdings. You are entitled to these payments by law, and you will receive them whether or not you sign this Agreement.

3.Separation Benefits. If you timely sign this Agreement, allow it to become effective, and comply with your obligations under it (including provision of Advisory Services as required under Section 4 hereof) and the Confidentiality Agreement (as defined below) (collectively, the “Severance Preconditions”), the Company will provide you with the following (collectively, the “Separation Benefits”):

(a)Base Salary Cash Severance. The Company will pay you cash severance in the amount of $1,200,000, less standard payroll deductions and withholdings (the “Severance”). The Severance shall be paid in approximately equal installments on the Company’s regularly scheduled payroll dates over the course of 12 months, with the first payment being made on the first scheduled payroll date that occurs at least one week after the Effective Date (as defined below), which first payment shall include all accrued amounts from the Separation Date through such first payment date, and all salary continuation payments thereafter shall be made on the Company’s regular payroll dates.

(b)Additional Severance. The Company shall pay you an additional cash severance amount equal to $300,000, less standard payroll deductions and withholdings, which amount shall be paid at the earlier of and conditioned upon the occurrence of: (i) the closing of a Change in Control (as defined in the Company’s 2024 Equity Incentive Plan (the “Plan”)) that occurs after the date hereof or (ii) the closing of an equity financing of the Company or a licensing transaction raising gross cash proceeds (in the case of a licensing transaction, in an upfront payment to the Company) no less than of the greater of (A) $30,000,000 or (B) an amount totaling the projected cash runway from the date of such financing until six (6) months after the receipt of top line data from the FULCRUM Phase 3 clinical trial.

(c)Health Insurance / COBRA Severance. Unless you follow the procedures set forth in this paragraph, your participation in the Company’s group health insurance plan will end on the last day of the month in which the Separation Date occurs. To the extent provided by the federal COBRA law or, if applicable, state insurance laws, and by the Company’s current group health insurance policies, you may be eligible to continue your group health insurance benefits at your own expense following the Separation Date. Later, you may be able to convert to an individual policy through the provider of the Company’s health insurance, if you wish. If applicable, you will be provided with a separate notice describing your rights and obligations under COBRA and a form for electing COBRA coverage. As an additional severance benefit under this Agreement (the “COBRA Severance Benefit”), provided that you timely elect continued coverage under COBRA, then the Company shall either (at its option) pay or reimburse you for the COBRA premiums to continue your health insurance coverage (including coverage for eligible dependents, if applicable), until the earlier of: (i) eighteen (18) months following the Separation Date, (ii) the expiration of your eligibility for the continuation coverage under COBRA, or (iii) such time as you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment (thereafter, you will be responsible for all COBRA premium payments, if any) (such time, the “COBRA Payment Period”). Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that the payment of the COBRA Severance Benefit would result in a violation of applicable law (including, but not limited to, Section 105(h) of the Internal Revenue Code of 1986, as amended, Section 2716 of the Public Health Service Act, or any statute or regulation of similar effect), then provided you remain eligible for payment or reimbursement in accordance with this Section, in lieu of providing the COBRA Severance Benefit, the Company will instead pay you on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA Severance Benefit for that month, subject to applicable tax withholdings for the remainder of the COBRA Payment Period. You may, but are not obligated to, use this taxable payment to pay for medical expenses, including COBRA premiums. If you become eligible for coverage under another employer’s group health plan through self-employment or otherwise cease to be eligible for COBRA during the period provided in this clause, you must promptly notify the Company of such event, and all payments and obligations under this Section will cease.

No later than 30 days after the date hereof, the Company shall deposit cash equaling the total amount of Severance into an escrow account. The Company shall pay all Severance to you from funds in such escrow account. To the extent establishing an escrow account would constitute a breach of any covenant or provision of any of the Company’s agreements or outstanding securities, the Company shall not be obligated to establish an escrow account; provided that the Company shall nonetheless maintain amounts totaling the outstanding Severance in a segregated account.

4.ADVISORY RELATIONSHIP. If you sign this Agreement, allow it to become effective, and comply with your obligations under it (collectively, the “Preconditions”), then the Company will engage you as an advisor under the terms and conditions set forth in this Section.

(a)Advisory Period. Your advisory engagement will begin on the Separation Date. If you do not timely (i.e., within 21 days after you receive this Agreement) execute and return this Agreement to the Company, you revoke it after signing, or you otherwise do not satisfy the Preconditions, then your advisory engagement will end immediately upon the 30th day after you received this Agreement. However, if you timely sign and return this Agreement to the Company, allow it to become effective, and otherwise are in compliance with the Preconditions, then the Company will continue your advisory engagement for a period of twelve (12) months, unless earlier terminated pursuant to Paragraph 4(h) below. Your full advisory engagement will be referred to as the “Advisory Period”.

(b)Advisory Services. You agree to provide Advisory Services to the Company in any area of your expertise or relevant to your skills, knowledge and experience with the Company, and/or as requested by the Company, including without limitation, assisting with (i) onboarding the new CEO, (ii) the transition of the Company from the services agreement with Fjord (the “Transition”), (iii) the retention of key employees and (iv) the separation of employees as part of a management transition or a cost reduction effort (collectively, the “Advisory Services”). You agree to make yourself available to provide the Advisory Services for up to four (4) hours per week during the Advisory Period. During the Advisory Period, you will report directly to the Chief Executive Officer of the Company. You agree to exercise the highest degree of professionalism and utilize your expertise and creative talents in performing these services. You will not be required to report to the Company’s offices during the Advisory Period, except as specifically requested by the Company. When providing such services, you shall abide by the Company’s policies and procedures.

(c)Equity Grant. Provided that you satisfy the Severance Preconditions, as the sole compensation for your services during the Advisory Period, the Company will grant you, not later than thirty (30) days following your satisfaction of the Severance Preconditions, an option to purchase 338,398 shares of the Company’s common stock at a per-share exercise price equal to the closing per-share trading price of the Company’s common stock on the date of grant (the “Option”), subject to the further terms and conditions of this section and the terms and conditions of the Plan. The Option shall vest in full on the first anniversary of the Separation Date, provided that you shall have continuously provided Advisory Services to the Company’s reasonable satisfaction throughout the vesting period and, subject to the section of this Agreement titled “End of Advisory PTEP Extension,” the Option shall remain exercisable (to the extent vested) for the one (1) month period following the first anniversary of the Separation Date.

(d)Independent Contractor Status. Your relationship with the Company during the Advisory Period will be that of an independent contractor, and nothing in this Agreement is intended to, or should be construed to, create a partnership, agency, joint venture or employment relationship after the Separation Date. You will not be entitled to any of the benefits which the Company may make available to its employees, including but not limited to, group health or life insurance, profit-sharing or retirement benefits, and you acknowledge and agree that your relationship with the Company during the Advisory Period will not be subject to the Fair Labor Standards Act or other laws or regulations governing employment relationships. You acknowledge and agree that, as an independent contractor, you will be responsible for all taxes due in respect of the Option or any other compensation for services rendered by you during the Advisory Period, and you agree to indemnify, hold harmless and defend the Company from any and all claims, liabilities, damages, taxes, fines or penalties sought or recovered by any governmental entity, including but not limited to the Internal Revenue Service or any state taxing authority, arising out of or in connection with such compensation.

(e)Limitations on Authority. You will have no responsibilities or authority as an advisor to the Company other than as provided above. You will have no authority to bind the Company to any contractual obligations, whether written, oral or implied, except with the Company’s express written authorization. You agree not to represent or purport to represent the Company in any manner whatsoever to any third party unless authorized by the Company, in writing, to do so.

(f)Proprietary Information and Inventions. You agree that, during the Advisory Period and thereafter, you will not use or disclose any confidential or proprietary information or materials of the Company, including any confidential or proprietary information that you obtain or develop in the course of performing the Advisory Services. Notwithstanding the foregoing, pursuant to 18 U.S.C. Section 1833(b), you shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that: (1) is made in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (2) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Any and all work product you create in the course of performing the Advisory Services will be the sole and exclusive property of the Company. You hereby assign to the Company all right, title, and interest in all inventions, techniques, processes, materials, and other intellectual property developed in the course of performing the Advisory Services.

(g)End of Advisory PTEP Extension. If you satisfy the Severance Preconditions, and on or after the end of the Advisory Period you timely sign and return the Advisory Termination Date Release attached hereto as Exhibit B (the “Release”), then in addition to the other payments and benefits provided in this Agreement, subject to the section of this Agreement titled “Termination of Advisory Period,” the Company will extend the time period that the Option will remain exercisable until second anniversary of the Separation Date (the “PTEP Extension”).

(h)Termination of Advisory Period. Without waiving any other rights or remedies, you may terminate the Advisory Period at any time and for any reason upon thirty (30) days’ advance notice to the other party and the Company may terminate the Advisory Period upon a material breach of this Agreement. Upon termination of the Advisory Period by either party, the Option will cease vesting and be forfeited (if not yet then vested), and, if you have satisfied the conditions of the PTEP Extension, you will remain eligible for the PTEP Extension (if the Option is then vested and exercisable) unless the Company terminates the advisory relationship due to your material breach or violation of this Agreement, any other agreement between you and the Company, or any Company policy.

(i)Other Work Activities / Non-Competition. Throughout the Advisory Period, you retain the right to engage in employment, consulting, or other work relationships in addition to your work for the Company. In order to protect the trade secrets and confidential and proprietary information of the Company, you agree that, during the Advisory Period, you will not perform services for, or in any way manage, operate, join, control or be connected to as an employee, shareholder, director, manager, member, consultant, adviser, volunteer, or partner to, any company that engages in a business that is competitive to the Company in the field of heart ablation medical devices.

(j)Representations. You represent and warrant that you are self-employed in an independently established trade, occupation, or business, maintain and operate a business that is separate and independent from the Company’s business, hold yourself out to the public as independently competent and available to provide applicable services similar to the Advisory Services, have obtained and/or expect to obtain clients or customers other than the Company for whom you will perform services, and will perform work for the Company that you understand is outside the usual course of the Company’s business. The Company will make reasonable arrangements to enable you to perform your work for the Company at such times and in such a manner so that it will not interfere with other activities in which you may engage.

5.Other Compensation or Benefits. You acknowledge and agree this Agreement hereby supersedes and extinguishes any severance benefits you are or could be eligible to receive under any offer letter, agreement, plan, policy applicable to you. You further acknowledge and agree that, except as expressly provided in this Agreement, you have not earned, will not earn, and will not receive from the Company any additional compensation (including base salary, bonus, incentive compensation, or equity), severance, or benefits before, on or after the Separation Date, with the exception of any vested right you may have under the express terms of a written ERISA-qualified benefit plan (e.g., 401(k) account) or any vested stock options.

6.Expense Reimbursements. You agree that, within thirty (30) days after the Separation Date, you will submit your final documented expense reimbursement statement reflecting all business expenses you incurred through the Separation Date, if any, for which you seek reimbursement. The Company also agrees to reimburse you for up to $19,500 of your reasonable and documented legal fees incurred in connection with negotiating and documenting this Agreement and any related agreements. The Company will reimburse you for these expenses pursuant to its regular business practice.

7.Release of Claims.

(a)General Release of Claims. In exchange for the consideration provided to you under this Agreement to which you would not otherwise be entitled, you hereby generally and completely release the Company, and its affiliated, related, parent and subsidiary entities, and its and their current and former directors, officers, employees, shareholders, partners, agents, attorneys, predecessors, successors, insurers, affiliates, and assigns from any and all claims, liabilities, demands, causes of action, and obligations, both known and unknown, arising from or in any way related to events, acts, conduct, or omissions occurring at any time prior to and including the date you sign this Agreement.

(b)Scope of Release. This general release includes, but is not limited to: (i) all claims arising from or in any way related to your employment with the Company or the termination of that employment; (ii) all claims related to your compensation or benefits from the Company, including salary, bonuses, commissions, vacation pay, expense reimbursements, severance pay, fringe benefits, stock, stock options, or any other ownership, equity, or profits interests in the Company; (iii) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (iv) all tort claims, including claims for fraud, defamation, emotional distress, and discharge in violation of public policy; and (v) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims arising under the federal Civil Rights Act of 1964, the federal Americans with Disabilities Act of 1990, the California Labor Code, the California Family Rights Act, the California Fair Employment and Housing Act, and the Age Discrimination in Employment Act (“ADEA”). You acknowledge that you have been advised, pursuant to California Government Code Section 12964.5(b)(4), that you have the right to consult an attorney regarding this Agreement and that you were given a reasonable time period of not less than five business days in which to do so. You further acknowledge and agree that, in the event you sign this Agreement prior to the end of the reasonable time period provided by the Company, your decision to accept such shortening of time is knowing and voluntary and is not induced by the Company through fraud, misrepresentation, or a threat to withdraw or alter the offer prior to the expiration of the reasonable time period, or by providing different terms to employees who sign such an agreement prior to the expiration of the time period.

(c)ADEA Release. You acknowledge that you are knowingly and voluntarily waiving and releasing any rights you may have under the ADEA, and that the consideration given for the waiver and releases you have given in this Agreement is in addition to anything of value to which you were already entitled. You further acknowledge that you have been advised, as required by the ADEA, that: (i) your waiver and release does not apply to any rights or claims arising after the date you sign this Agreement; (ii) you should consult with an attorney prior to signing this Agreement (although you may choose voluntarily not to do so); (iii) you have twenty-one (21) days to consider this Agreement (although you may choose voluntarily to sign it sooner); (iv) you have seven (7) days following the date you sign this Agreement to revoke this Agreement (in a written revocation sent to the Company); and (v) this Agreement will not be effective until the date upon which the revocation period has expired, which will be the eighth day after you sign this Agreement provided that you do not revoke it (the “Effective Date”).

(d)Section 1542 Waiver. In giving the release herein, which includes claims which may be unknown to you at present, you acknowledge that you have read and understand Section 1542 of the California Civil Code, which reads as follows: “A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.” You hereby expressly waive and relinquish all rights and benefits under that section and any law of any other jurisdiction of similar effect with respect to your release of claims herein, including but not limited to your release of unknown claims.

(e)Exceptions. Notwithstanding the foregoing, you are not releasing the Company hereby from: (i) any obligation to indemnify you pursuant to the Articles and Bylaws of the Company, any valid fully executed indemnification agreement with the Company, applicable law, or applicable directors and officers liability insurance; (ii) any claims that cannot be waived by law; or (iii) any claims for breach of this Agreement.

8.Protected Rights. You understand that nothing in this Agreement limits anyone’s ability to file a charge or complaint with the Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Occupational Safety and Health Administration, the Department of Justice, the Securities and Exchange Commission or any other federal, state or local governmental agency or commission (“Government Agencies”). You further understand this Agreement does not limit anyone’s ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. While this Agreement does not limit your right to receive a government-issued award for information provided to any Government Agency in connection with a government whistleblower program or protected whistleblower activity, you understand and agree that, to maximum extent permitted by law, you are otherwise waiving any and all rights you may have to individual relief based on any claims that you have released and any rights you have waived by signing this Agreement. Nothing in this Agreement prevents anyone from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that they have reason to believe is unlawful. Furthermore, nothing in this Agreement waives any rights anyone may have under Section 7 of the National Labor Relations Act (subject to the release of claims set forth herein).

9.Return of Company Property. You agree that, within ten (10) days after the Separation Date (or otherwise as requested by the Company), you will return to the Company all Company documents (and all copies thereof) and other Company property in your possession or control, including, but not limited to, Company files, notes, drawings, records, plans, forecasts, reports, studies, analyses, proposals, agreements, drafts, financial and operational information, research and development information, sales and marketing information, Company account and device login and password information, customer lists, prospect information, pipeline reports, sales reports, personnel information, specifications, code, software, databases, computer-recorded information, tangible property and equipment (including, but not limited to, computing and electronic devices, mobile telephones, servers), credit cards, entry cards, identification badges and keys; and any materials of any kind which contain or embody any proprietary or confidential information of the Company (and all reproductions or embodiments thereof in whole or in part). You agree that you will make a diligent search to locate any such documents, property and information by the close of business on the Separation Date or as soon as possible thereafter. If you have used any personally owned computer or other electronic device, server, or e-mail system to receive, store, review, prepare or transmit any Company confidential or proprietary data, materials or information, within ten (10) days after the Separation Date (or earlier if requested by the Company), you shall provide the Company with a computer-useable copy of such information and then permanently delete and expunge such Company confidential or proprietary information from those systems; and you agree to provide the Company access to your system as requested to verify that the necessary copying and/or deletion is completed. Your timely compliance with this paragraph is a condition to your receipt of the benefits provided under this Agreement. Following your return of Company property pursuant to this section, the Company may permit you to receive and/or use certain documents, equipment and/or information reasonably necessary to perform the Advisory Services, all of which you shall return to the Company by the last day of the Advisory Period, or earlier upon the Company’s request, without retaining any copies or embodiments (in whole or in part).

10.Confidential Information Obligations. You agree that at the same time that you sign and return this Agreement, you will sign and return, and abide by, the Employee Confidential Information and Inventions Assignment Agreement attached hereto as Exhibit A (the “Confidentiality Agreement”).

11.Mutual Non-disparagement. Except to the extent permitted by the section of this Agreement titled “Protected Rights” above, you agree not to disparage the Company, its officers, directors, employees, shareholders, parents, subsidiaries, affiliates, and agents, in any manner likely to be harmful to its or their business, business reputation, or personal reputation; provided that you may respond accurately and fully to any request for information if required by legal process or in connection with a government investigation. In addition, nothing in this provision or this Agreement prohibits or restrains anyone from making disclosures protected under the whistleblower provisions of federal or state law or from exercising rights to engage in protected speech under Section 7 of the National Labor Relations Act, if applicable. The Company will instruct members of the Board and executive officers of the Company not to disparage you in any manner that is likely to be harmful to your business reputation or personal reputation; provided that the Company will instruct such individuals that they may respond accurately and fully to any request for information if required by legal process or in connection with a government investigation. Nothing in this provision or this Agreement restrains anyone from making disclosures or statements as permitted by the section of this Agreement titled “Protected Rights.”

12.No Voluntary Adverse Action. You agree that you will not voluntarily (except in response to legal compulsion or as permitted under the section of this Agreement titled “Protected Rights”) assist any person in bringing or pursuing any proposed or pending litigation, arbitration, administrative claim or other formal proceeding against the Company, its parent or subsidiary entities, affiliates, officers, directors, employees or agents.

13.Cooperation. You agree to cooperate fully with the Company in connection with its actual or contemplated defense, prosecution, or investigation of any claims or demands by or against third parties, or other matters arising from events, acts, or failures to act that occurred during the period of your employment by the Company. Such cooperation includes, without limitation, making yourself available to the Company upon reasonable notice, without subpoena, to provide complete, truthful and accurate information in witness interviews, depositions, and trial testimony. The Company will reimburse you for reasonable out-of-pocket expenses you incur in connection with any such cooperation (excluding foregone wages) and will make reasonable efforts to accommodate your scheduling needs.

14.No Admissions. You understand and agree that the promises and payments in consideration of this Agreement shall not be construed to be an admission of any liability or obligation by the Company to you or to any other person, and that the Company makes no such admission.

15.Representations. You hereby represent that you have: been paid all compensation owed and for all hours worked; received all leave and leave benefits and protections for which you are eligible pursuant to the Family and Medical Leave Act, the California Family Rights Act, or otherwise; and not suffered any on-the-job injury for which you have not already filed a workers’ compensation claim.

16.Miscellaneous. This Agreement, including its exhibit(s), constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to its subject matter. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This Agreement may not be modified or amended except in a writing signed by both you and a duly authorized officer of the Company. This Agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified by the court so as to be rendered enforceable to the fullest extent permitted by law, consistent with the intent of the parties. This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of California without regard to conflict of laws principles. Any ambiguity in this Agreement shall not be construed against either party as the drafter. Any waiver of a breach of this Agreement shall be in writing and shall not be deemed to be a waiver of any successive breach. This Agreement may be executed in counterparts and electronic or facsimile signatures will suffice as original signatures.

[Signature page to follow]

If this Agreement is acceptable to you, please sign below and return the original to me. You have twenty-one (21) calendar days to decide whether to accept this Agreement, and the Company’s offer contained herein will automatically expire if you do not sign and return it within that timeframe.

We wish you the best in your future endeavors.

Sincerely,

Adagio Medical Holdings, Inc.

By:	/s/ Orly Mishan
Orly Mishan
Independent Director

I have read, understand and agree fully to the foregoing Agreement:

/s/ Olav Bergheim
Olav Bergheim

December 13, 2024
Date

Exhibit a

EMPLOYEE CONFIDENTIAL Information and

Inventions ASSIGNMENT Agreement

Exhibit B

Advisory Termination Date Release

(to be signed and returned to the Company on or within seven (7) calendar days after the end of the Advisory Period)

In exchange for the PTEP Extension to be provided to me by Adagio Medical Holdings, Inc. (the “Company”) pursuant to that certain letter separation and consulting agreement with the Company to which this exhibit is attached (the “Agreement”), I hereby provide the following Advisory Termination Date Release (the “Release”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

I hereby represent that I have been paid all amounts owed to me as a result of my relationship(s) with the Company through the date I sign this Release, and have been reimbursed for all reimbursable business expenses incurred in connection with such service.

I hereby generally and completely release the Company, and its affiliated, related, parent and subsidiary entities, and its and their current and former directors, officers, employees, shareholders, partners, agents, attorneys, predecessors, successors, insurers, affiliates, and assigns from any and all claims, liabilities, demands, causes of action, and obligations, both known and unknown, that arise out of or are in any way related to events, acts, conduct, or omissions occurring at any time prior to and including the date I sign this Release. This general release includes, but is not limited to: (a) all claims arising out of or in any way related to my service relationship(s) with the Company or the termination of such relationship(s); (b) all claims related to my compensation, fees or benefits from the Company, including advisory fees, incentive compensation, severance pay, fringe benefits, securities of the Company, equity awards, or any other ownership, equity, or profits interests in the Company; (c) all claims for breach of contract, wrongful termination, and breach of the implied covenant of good faith and fair dealing; (d) all tort claims, including claims for fraud, defamation, and emotional distress; and (e) all federal, state, and local statutory claims, including claims for discrimination, harassment, retaliation, attorneys’ fees, or other claims.

Notwithstanding the foregoing, I am not releasing the Company hereby from any obligation to indemnify me pursuant to the Articles and Bylaws of the Company, any valid fully executed indemnification agreement with the Company, or applicable law. Also, excluded from this Release are any claims that cannot be waived by law.

In giving the release herein, which includes claims which may be unknown to me at present, I acknowledge that I have read and understand Section 1542 of the California Civil Code, which reads as follows:

“A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.”

I hereby expressly waive and relinquish all rights and benefits under that section and any law of any other jurisdiction of similar effect with respect to my release of claims herein, including but not limited to my release of unknown claims.

I understand that nothing in this Release limits my ability to file a charge or complaint with the Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Department of Justice, the Occupational Safety and Health Administration, the Securities and Exchange Commission or any other federal, state or local governmental agency or commission (“Government Agencies”). I further understand this Release does not limit my ability to communicate with any Government Agencies or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Company. While this Release does not limit my right to receive a government-issued award for information provided to any Government Agency in connection with a government whistleblower program or protected whistleblower activity, I am otherwise waiving any and all rights I may have to individual relief based on any claims that I have released and any rights I have waived by signing this Release. Nothing in this Release prevents me from discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that I have reason to believe is unlawful, or from exercising my rights under Section 7 of the National Labor Relations Act, if applicable.

I agree not to disparage the Company, its officers, directors, employees, stockholders, parents, subsidiaries, affiliates and agents, in any manner likely to be harmful to its or their business, business reputation, or personal reputation; provided that I may respond accurately and fully to any request for information if required by legal process or in connection with a government investigation. In addition, nothing in this provision or this Release and the Agreement prohibits or restrains me from making disclosures protected under the whistleblower provisions of federal or state law or from exercising my rights to engage in protected speech under Section 7 of the National Labor Relations Act, if applicable.

This Release, together with the Agreement (and its exhibits) constitutes the entire agreement between me and the Company with respect to the subject matter hereof. I am not relying on any representation not contained herein or in the Agreement.

Understood, Accepted, and Agreed:

Olav Bergheim

Date

Exhibit 10.2

Adagio Medical Holdings, Inc.

December 12, 2024

Todd Usen

New York, NY

Re:Employment Terms

Dear Todd:

On behalf of Adagio Medical Holdings, Inc. (the “Company”), I am pleased to offer you employment at the Company on the terms set forth in this offer letter agreement (the “Agreement”).  As discussed, the terms of this Agreement govern with respect to your employment, which shall commence no later than December 16, 2024 (such actual date of your commencement of employment shall be referred to herein as the “Start Date”).

1.Employment by the Company.

(a)Position.  You will serve as the Company’s Chief Executive Officer.  During the term of your employment with the Company, you will devote your best efforts and substantially all of your business time and attention to the business of the Company, except for approved vacation periods and reasonable periods of illness or other incapacities permitted by the Company’s general employment policies.  In addition, as soon as reasonably practicable after the Start Date, and pursuant to the Company’s bylaws and applicable corporate governance documents, you will be added as a member of the Company’s Board of Directors (the “Board”).

(b)Duties and Location.  You will perform those duties and responsibilities as may be directed by the Company’s Board of Directors (the “Board”), to whom you will report.  Your primary office location will be the Company’s offices in Laguna Hills, CA.  Notwithstanding the foregoing, the Company reserves the right to reasonably require you to perform your duties at places other than your primary office location from time to time, and to require reasonable business travel.

2.Base Salary, Bonus and Employee Benefits.

(a)Salary.  You will be paid a base salary at the rate of $500,000 per year, less applicable payroll deductions and withholdings.  Your base salary will be paid on the Company’s ordinary payroll cycle.  As an exempt salaried employee, you will be required to work the Company’s normal business hours, and such additional time as appropriate for your work assignments and position, and you will not be entitled to overtime compensation.

(b)Annual Discretionary Bonus.  Commencing with calendar year 2025, you will be eligible to earn an annual discretionary performance and retention bonus of up to fifty percent (50%) of your base salary rate (the “Annual Bonus”).  The Annual Bonus will be based upon the Board’s assessment of your individual performance and the Company’s performance for a given calendar year, as well as any other criteria the Board deems relevant.  The Board will determine, in its sole discretion, whether you have earned an Annual Bonus and the amount of any such bonus.  Bonus payments, if any, will be paid subject to applicable payroll deductions and withholdings.  No amount of Annual Bonus is guaranteed, and you must be an employee on the Annual Bonus payment date to be eligible to receive an Annual Bonus; no partial or prorated bonuses will be provided.  The Annual Bonus, if earned, will be paid no later than March 15 of the calendar year after the applicable bonus year.  Your bonus eligibility is subject to change in the discretion of the Board (or any authorized committee thereof).

Todd Usen

December 12, 2024

(c)Financing Bonus.  For the calendar year 2025, you will be eligible to earn a bonus in the amount of sixteen percent (16%) of your then-base salary rate, conditioned upon the Company’s successful closing of an equity financing of the Company and/or non-equity dilutive business development transaction(s) approved by the board raising gross proceeds no less than of the greater of (i) $30,000,000 or (ii) an amount totaling the projected cash runway from the date of such financing until six (6) months after the receipt of top line data from the FULCRUM Phase 3 clinical trial, provided that you remain employed in good standing with the Company as of the date of such closing.  If earned, this bonus will be paid within thirty (30) days after the closing date of such closing.

(d)Employee Benefits.  As a regular full-time employee, you will be eligible to participate in the Company’s standard employee benefits offered to executive level employees, as in effect from time to time and subject to the terms and conditions of the benefit plans and applicable Company policies.  A full description of these benefits is available upon request.

(e)Relocation Expenses.  As discussed, you will be expected to relocate from your current location to Orange County, CA during calendar year 2024 but no later than one (1) year following your Start Date (the “Relocation”). In support of your Relocation, the Company will reimburse you for costs associated with packing, moving and storage of household goods and personal effects, and, to the extent pre-approved by the Board (or its designee) in writing, other usual and customary costs in connection with the Relocation such as temporary housing, up to a maximum of $100,000.  The reimbursement for costs associated with the Relocation will be dependent upon your provided satisfactory documentation of having incurred appropriate Relocation costs.

3.Expenses.  The Company will reimburse you for reasonable travel, entertainment or other expenses incurred by you in furtherance of or in connection with the performance of your duties hereunder, in accordance with the Company’s expense reimbursement policies and practices as in effect from time to time.

4.Equity Compensation.  Subject to approval by the Board at its next regularly scheduled meeting following the Start Date, the Company will grant you an option to purchase shares of the Company’s Common Stock that represents approximately 5% of the Company’s fully diluted shares outstanding with an exercise price equal to the closing per-share trading price of the Company’s common stock on the date of grant (the “Option”).  The Option will vest subject to your continued employment over a four-year period, whereby twenty-five percent (25%) of your Option shares will vest on the one year anniversary of your Start Date, with the remaining shares subject to the Option vesting in thirty-six (36) equal monthly installments thereafter, in each case subject to your continued employment through the applicable vesting dates.  The Option will otherwise be subject to the terms of the Company’s 2024 Equity Incentive Plan (the “Plan”) and the applicable award agreement thereunder.

5.Compliance with Confidentiality Information Agreement and Company Policies.  As a condition of employment, you agree to sign and comply with the Company’s Employee Confidential Information and Inventions Assignment Agreement (the “Confidentiality Agreement”), attached hereto as Exhibit A.  In addition, you are required to abide by the Company’s policies and procedures (including but not limited to the Company’s employee Handbook), as adopted or modified from time to time within the Company’s discretion, and acknowledge in writing that you have read and will comply with such policies and procedures (and provide additional such acknowledgements as such policies and procedures may be modified from time to time); provided, however, that in the event the terms of this Agreement differ from or are in conflict with the Company’s general employment policies or practices, this Agreement shall control.

Todd Usen

December 12, 2024

6.Protection of Third Party Information.  By signing this Agreement, you are representing that you have full authority to accept this position and perform the duties of the position without conflict with any other obligations and that you are not involved in any situation that might create, or appear to create, a conflict of interest with respect to your loyalty to or duties for the Company.  You specifically warrant that you are not subject to an employment agreement or restrictive covenant preventing full performance of your duties to the Company.  In addition, you agree not to bring to the Company or use in the performance of your responsibilities at the Company any materials or documents of a former employer that are not generally available to the public, unless you have obtained express written authorization from the former employer for their possession and use.  You also agree to honor all obligations to former employers during your employment with the Company.

7.At-Will Employment Relationship.  Your employment relationship with the Company is at will.  Accordingly, you may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company; and the Company may terminate your employment at any time, with or without Cause or advance notice.  While the Company also may change your position, job duties, work location, reporting structure, compensation, and benefits from time to time in its discretion, the at-will nature of your employment can only be changed in an express written agreement signed by you and a duly authorized officer of the Company.

8.Severance Absent Change in Control.  If, at any time, the Company terminates your employment without Cause (other than as a result of your death or disability) or you resign for Good Reason (either such termination referred to as a “Qualifying Termination”), provided such termination or resignation constitutes a Separation from Service (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to Sections 10 (“Limitation on Severance Benefits / Clawback and Recovery”), 12 (“Conditions to Receipt of Any Severance”) and 13 (“Return of Company Property”) below and your continued compliance with the terms of this Agreement (including without limitation the Confidentiality Agreement), the Company will provide you with the following severance benefits (the “Non-CIC Severance Benefits”):

(a)Base Salary Severance.  The Company will pay you, as cash severance, twelve (12) months of your base salary in effect as of your Separation from Service date, less standard payroll deductions and tax withholdings (the “Base Salary Severance”).  The Severance will be paid in installments in the form of continuation of your base salary payments, paid on the Company’s ordinary payroll dates, commencing on the Company’s first regular payroll date that is more than sixty (60) days following your Separation from Service date, and shall be for any accrued base salary for the sixty (60)-day period plus the period from the sixtieth (60th) day until the regular payroll date, if applicable, and all salary continuation payments thereafter, if any, shall be made on the Company’s regular payroll dates.

(b)Bonus Eligibility Severance.  The Company will allow you to remain eligible to receive a prorated amount of the actual bonus you could have received if you had remained employed with the Company until the payment date of your annual discretionary bonus for the year of your Qualified Termination and otherwise satisfied the requirements for earning such annual bonus.  If the Company awards you any such bonus, it will be prorated for the time that you were employed by the Company during the calendar year of your Qualified Termination and will be paid to you, less standard deductions and withholdings, in a lump sum payment at the time that similarly situated executives of the Company are paid such bonuses, if any, but in no event later than March 15 of the year following the year of your Qualified Termination.

Todd Usen

December 12, 2024

9.Change in Control Severance.  In the event of a Qualifying Termination that occurs three (3) months prior to or within twelve (12) months following the closing of a Change in Control (as defined below), provided such Qualifying Termination constitutes a Separation from Service, then subject to Sections 10 (“Limitation on Severance Benefits / Clawback and Recovery”), 12 (“Conditions to Receipt of Any Severance”) and 13 (“Return of Company Property”) below and your continued compliance with the terms of this Agreement (including without limitation the Confidentiality Agreement), the Company will: (a) increase the amount of Base Salary Severance described in Section 8(a) to eighteen (18) months; and (b) pay you, as an additional severance benefit, an amount equal to a prorated amount of your target Annual Bonus for the year of your Qualifying Termination (based on the time that you were employed by the Company during the calendar year of your Qualified Termination), with such cash component to be paid in a single lump sum within ten business days after the effective date of the Release (collectively, the “CIC Severance Benefits”).

10.Limitation on Severance Benefits / Clawback and Recovery.  Under no circumstances will you be able to receive both the Non-CIC Severance Benefits and the CIC Severance Benefits. Any and all severance benefits provided under this Agreement will be subject to recoupment in accordance with any recoupment policy or policies that shall have been adopted by the Company, as the same may be amended or restated from time to time.

11.Resignation Without Good Reason; Termination for Cause; Death or Disability.  If, at any time, you resign your employment without Good Reason, or the Company terminates your employment for Cause, or if either party terminates your employment as a result of your death or disability, you will receive your base salary accrued through your last day of employment, as well as any unused vacation (if applicable) accrued through your last day of employment.  Under these circumstances, you will not be entitled to any other form of compensation from the Company, including any Severance, other than your rights to the vested portion of your Option and any other rights to which you are entitled under the Company’s benefit programs.

12.Conditions to Receipt of Any Severance. Prior to and as a condition to your receipt of any severance benefits as set forth in Sections 8 or 9 above, you shall execute and deliver to the Company an effective release of claims in favor of and in a form acceptable to the Company (the “Release”) within the timeframe set forth therein, but not later than forty-five (45) days following your Separation from Service date, and allow the Release to become effective according to its terms (by not invoking any legal right to revoke it) within any applicable time period set forth therein (such latest permitted effective date, the “Release Deadline”).

13.Return of Company Property.  Upon the termination of your employment for any reason, as a precondition to your receipt of the Severance (if applicable), within five (5) days after your Separation from Service Date (or earlier if requested by the Company), you must return to the Company all Company documents (and all copies thereof) and other Company property in your possession, custody or control, including, but not limited to, Company files, notes, financial and operational information, password and account information, customer lists and contact information, prospect information, product and services information, research and development information, drawings, records, plans, forecasts, pipeline reports, sales reports or other reports, payroll information, spreadsheets, studies, analyses, compilations of data, proposals, agreements, sales and marketing information, personnel information, specifications, code, software, databases, computer-recorded information, tangible property and equipment (including, but not limited to, computers, facsimile machines, mobile telephones, tablets, handheld devices, and servers), credit cards, entry cards, identification badges and keys, and any materials of any kind which contain or embody any proprietary or confidential information of the Company, and all reproductions thereof in whole or in part and in any medium.  You further agree that you will make a diligent search to locate any such documents, property and information and return them to the Company within the timeframe provided above.  You also must provide the Company all passwords, log-ins, administrative access, and any other information or access for and relating to any Company computer or other device that you have used to access or use the Company’s network, as well as any Company database or Company accounts with third parties which you established, administered, or to which you had access, and must terminate your access to such network and accounts and otherwise comply with any Company requests regarding all such access and accounts.  In addition, if you have used any personal computer, server, or email system to receive, store, review, prepare or transmit any confidential or proprietary data, materials or information of the Company,

Todd Usen

December 12, 2024

then within five (5) days after your Separation from Service date (or earlier if requested by the Company) you must provide the Company with a computer-useable copy of such information and permanently delete and expunge such confidential or proprietary information from those systems without retaining any reproductions (in whole or in part); and you agree to provide the Company access to your system, as requested, to verify that the necessary copying and deletion is done.  If requested, you shall deliver to the Company a signed statement certifying compliance with this Section prior to the receipt of the Severance.

14.Outside Activities.  Throughout your employment with the Company, you may engage in civic and not-for-profit activities so long as such activities do not interfere with the performance of your duties hereunder or present a conflict of interest with the Company.  This includes Board membership in Rob Surgical, NeoPredics and Alesi Surgical.  During your employment by the Company, except on behalf of the Company, you will not directly or indirectly serve as an officer, director, stockholder, employee, partner, proprietor, investor, joint venturer, associate, representative or consultant of any other person, corporation, firm, partnership or other entity whatsoever known by you to compete with the Company (or is planning or preparing to compete with the Company), anywhere in the world, in any line of business engaged in (or planned to be engaged in) by the Company; provided, however, that you may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange.

15.Definitions.  For purposes of this Agreement, the following terms shall have the following meanings:

(a)For purposes of this Agreement, “Cause” for termination will mean your:  (i) commission or conviction (including a guilty plea or plea of nolo contendere) of any felony or any other crime involving fraud, dishonesty or moral turpitude; (iii) your commission or attempted commission of or participation in a fraud or act of dishonesty or misrepresentation against the Company; (iii) willful breach of your duties to the Company that results in material harm to the Company; (iv) intentional damage to any property of the Company; (vi) your material and willful violation of any written and fully executed contract or agreement between you and the Company, including without limitation, material breach of your Confidentiality Agreement, or of any Company policy, or of any statutory duty you owe to the Company that results in harm to the Company; or (vii) conduct by you which in the good faith and reasonable determination of the Company demonstrates gross unfitness to serve.  The determination that a termination is for Cause shall be made by the Company in its sole discretion.

(b)For purposes of this Agreement, you shall have “Good Reason” for resigning from employment with the Company if any of the following actions are taken by the Company without your prior written consent:  (i) a material diminution in your duties, title or responsibilities, excluding for this purpose any isolated, insubstantial or inadvertent actions not taken in bad faith and which are remedied by the Company promptly after receipt of notice thereof given by you; provided, however, that if you are serving as a member of the Board (or similar governing body) of the Company or any other entity in which the Company holds an equity interest, in no event shall your removal as a board member, regardless of the reason for such removal, constitute Good Reason; (ii) a material change in the geographic location at which you perform your principal duties for the Company to a new location that is more than 50 miles from the location at which you perform your principal duties for the Company as of the date immediately prior to such change; or (iii) any material reduction in your base salary (other than a general reduction that affects all similarly situated executives in substantially the same proportions).  In order to resign for Good Reason, you must provide written notice to the Board within 90 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, allow the Company at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, you must resign from all positions you then hold with the Company not later than 60 days after the expiration of the cure period.

(c)For purposes of this Agreement, “Change in Control” shall have the meaning set forth in the Plan, as may be amended from time to time.

Todd Usen

December 12, 2024

16.Compliance with Section 409A.  It is intended that the Non-CIC Severance Benefits and CIC Severance Benefits set forth in this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Internal Revenue Code of 1986, as amended, (the “Code”) (Section 409A, together with any state law of similar effect, “Section 409A”) provided under Treasury Regulations 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9).  For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this Agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.  Notwithstanding any provision to the contrary in this Agreement, if the Company (or, if applicable, the successor entity thereto) determines that the Non-CIC Severance Benefits or CIC Severance Benefits constitute “deferred compensation” under Section 409A and you are, on the date of your Separation from Service, a “specified employee” of the Company or any successor entity thereto, as such term is defined in Section 409A(a)(2)(B)(i) of the Code (a “Specified Employee”), then, solely to the extent necessary to avoid the incurrence of adverse personal tax consequences under Section 409A, the timing of the Non-CIC Severance Benefits and CIC Severance Benefits g shall be delayed until the earliest of:  (i) the date that is six (6) months and one (1) day after your Separation from Service date, (ii) the date of your death, or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation.  Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments or benefits deferred pursuant to this Section shall be paid in a lump sum or provided in full by the Company (or the successor entity thereto, as applicable), and any remaining payments due shall be paid as otherwise provided herein. No interest shall be due on any amounts so deferred.  If the Non-CIC Severance Benefits and CIC Severance Benefits  benefits are not covered by one or more exemptions from the application of Section 409A and the Release could become effective in the calendar year following the calendar year in which you have a Separation from Service, the Release will not be deemed effective any earlier than the Release Deadline.  The Non-CIC Severance Benefits and CIC Severance Benefits are intended to qualify for an exemption from application of Section 409A or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A, and any ambiguities herein shall be interpreted accordingly.  Notwithstanding anything to the contrary herein, to the extent required to comply with Section 409A, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A.  With respect to reimbursements or in-kind benefits provided to you hereunder (or otherwise) that are not exempt from Section 409A, the following rules shall apply: (i) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during any one of your taxable years shall not affect the expenses eligible for reimbursement, or in-kind benefit to be provided in any other taxable year, (ii) in the case of any reimbursements of eligible expenses, reimbursement shall be made on or before the last day of your taxable year following the taxable year in which the expense was incurred, (iii) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

17.Section 280G; Parachute Payments.

(a)If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment provided pursuant to this Agreement (a “Payment”) shall be equal to the Reduced Amount.  The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax.  If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you.  If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

Todd Usen

December 12, 2024

(b)Notwithstanding any provision of subsection (a) above to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows:  (i) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (ii) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (iii) as a third priority, Payments that are "deferred compensation" within the meaning of Section 409A shall be reduced (or eliminated) before Payments that are not deferred compensation within the meaning of Section 409A.

(c)Unless you and the Company agree on an alternative accounting firm or law firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Change in Control transaction shall perform the foregoing calculations.  If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the change in control transaction, the Company shall appoint a nationally recognized accounting or law firm to make the determinations required by this Section 17 (“Section 280G; Parachute Payments”).  The Company shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder.  The Company shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other time as requested by you or the Company.

(d)If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of Section 17(a) and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you agree to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of Section 17(a)) so that no portion of the remaining Payment is subject to the Excise Tax.  For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of Section 17(a), you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

18.Dispute Resolution. To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, and in exchange for the mutual promises contained in this offer letter, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this letter agreement, your employment with the Company, or the termination of your employment, shall be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. § 1-16, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted JAMS or its successor, under such arbitration service’s then applicable rules and procedures appropriate to the relief being sought (available upon request and also currently available at the following web address(es): [(i) https://www.jamsadr.com/rules-employment-arbitration/ and (ii) https://www.jamsadr.com/rules-comprehensive-arbitration/) at a location closest to where you last worked for the Company or another mutually agreeable location. You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge.  This provision shall not be mandatory for any claim or cause of action to the extent applicable law prohibits subjecting such claim or cause of action to mandatory arbitration and such applicable law is not preempted by the Federal Arbitration Act or otherwise invalid (collectively, the “Excluded Claims”), including claims or causes of action alleging sexual harassment or a nonconsensual sexual act or sexual contact, or unemployment or workers’ compensation claims brought before the applicable state governmental agency.  In the event you or the Company intend to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be filed with a court, while any other claims will remain subject to mandatory arbitration. Nothing herein prevents you from filing and pursuing proceedings before a federal or state governmental agency, although if you choose to pursue a claim following the exhaustion of any applicable administrative remedies, that claim would be subject to this provision.  In addition, with the exception of Excluded Claims arising out of 9 U.S.C., chapter 4, all claims, disputes, or causes of action under this section, whether by you or the Company,

Todd Usen

December 12, 2024

must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity.  The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding.  To the extent that the preceding sentences regarding class or representative claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class or in a representative capacity shall proceed in a court of law rather than by arbitration.  You will have the right to be represented by legal counsel at any arbitration proceeding.  Questions of whether a claim is subject to arbitration under this agreement shall be decided by the arbitrator, unless applicable law requires otherwise.  Likewise, procedural questions which grow out of the dispute and bear on the final disposition are also matters for the arbitrator, provided however, that if required by applicable law, a court and not the arbitrator may determine the enforceability of this paragraph with respect to Excluded Claims.  The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based.  The arbitrator shall be authorized to award all relief that you or the Company would be entitled to seek in a court of law.  The Company shall pay all arbitration administrative fees in excess of the administrative fees that you would be required to pay if the dispute were decided in a court of law.  Each party is responsible for its own attorneys’ fees, except as may be expressly set forth in your employee confidential information and inventions assignment agreement or as otherwise provided under applicable law. Nothing in this letter agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.  Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

19.Miscellaneous.  This offer is contingent upon a satisfactory reference check and satisfactory proof of your right to work in the United States.  If the Company informs you that you are required to complete a background check or drug test, this offer is contingent upon satisfactory clearance of such background check and/or drug test.  You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.  This Agreement, together with your Confidentiality Agreement, forms the complete and exclusive statement of your employment agreement with the Company.  It supersedes any other agreements or promises made to you by anyone, whether oral or written.  Changes in your employment terms, other than those changes expressly reserved to the Company’s or the Board’s discretion in this Agreement, require a written modification approved by the Company and signed by a duly authorized officer of the Company (other than you).  This Agreement will bind the heirs, personal representatives, successors and assigns of both you and the Company, and inure to the benefit of both you and the Company, their heirs, successors and assigns.  If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this Agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law.  This Agreement shall be construed and enforced in accordance with the laws of the State of California without regard to conflicts of law principles.  Any ambiguity in this Agreement shall not be construed against either party as the drafter.  Any waiver of a breach of this Agreement, or rights hereunder, shall be in writing and shall not be deemed to be a waiver of any successive breach or rights hereunder.  This Agreement may be delivered and executed via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and shall be deemed to have been duly and validly delivered and executed and be valid and effective for all purposes.

Please sign and date this Agreement and the enclosed Confidentiality Agreement and return them to me on or before December 13 if you wish to accept employment at the Company under the terms described above.  The offer of employment herein will expire if I do not receive this signed letter by that date.  I would be happy to discuss any questions that you may have about these terms.

We are delighted to be making this offer and the Company looks forward to your favorable reply and to a productive and enjoyable work relationship.

Todd Usen

December 12, 2024

Sincerely,

Adagio Medical Holdings, Inc.

/s/ Orly Mishan
Orly Mishan, Independent Director

Reviewed, Understood, and Accepted:

/s/ Todd Usen	December 13, 2024

Todd Usen	Date

Exhibit A:  Confidentiality Agreement

Exhibit A

CONFIDENTIALITY AgreemenT

A-1

Exhibit 99.1

Adagio Medical Announces Appointment of Accomplished Medical Device Leader Todd Usen as Chief Executive Officer and Director

Founding Chief Executive Officer and Director Olav Bergheim to Depart

LAGUNA HILLS, CA, December 16, 2024 – Adagio Medical Holdings, Inc. (Nasdaq: ADGM; the “Company” or “Adagio”), a leading innovator in catheter ablation technologies for treatment of cardiac arrhythmias, today announced that founder Olav Bergheim departed as Chief Executive Officer (“CEO”) and Chairperson of the Board of Directors of the Company, effective December 13, 2024. Concurrently, the Company announced the appointment of Todd Usen, as Chief Executive Officer and Director of the Company and Orly Mishan, as Chairperson of the Board of Directors, effective December 13, 2024. Mr. Bergheim will serve as an advisor to the Company and will support Mr. Usen with the transition through December 13, 2025.

“We are grateful to Olav for his dedication and contributions to Adagio. Under his leadership the Company made substantial clinical and operational strides, and is NASDAQ-listed,” said Orly Mishan. “We are extremely fortunate to add Todd, who has a breadth of commercial and operational experience and a proven track record leading large and complex medical device businesses, to the Adagio team. Todd has demonstrated exceptional leadership in building, restructuring, and growing public and private organizations. His efforts have been driven by a strong focus on corporate development, product innovation, logistics and go-to-market strategies.”

Before joining Adagio, Todd served as President & CEO of Minerva Surgical, where he successfully restructured the organization, completed successful financings, and drove significant top-line growth. Prior to that, he was CEO of Activ Surgical, overseeing FDA/CE clearance of advanced surgical imaging technology and leading four fundraising rounds totaling over $92 million. Earlier, Todd led a $2B+ business as President, Medical Systems Group at Olympus Corporation, where he drove strategic expansion, operational restructuring, and successful M&A activities. His career also includes executive roles at Smith and Nephew and Boston Scientific Corporation. Todd currently serves as Executive Chairman of medical robotics company Rob Surgical, Chairman of NeoPredics, and Director of Alesi Surgical.

“I’m thrilled to join Adagio at this important junction in the Company’s history, supporting initial commercial efforts in Europe, and the FULCRUM-VT trial enrollment in the United States,” said Todd Usen. “With a growing body of evidence demonstrating both the safety and effectiveness of Adagio’s Ultra-Low Temperature Cryoablation technology, and marked enthusiasm of users in both Europe and North America, I believe that Adagio’s VT Cryoablation System with vCLAS™ catheter will become the future standard of care for treatment of patients with ventricular tachycardia.”

“It has been an honor to lead Adagio over the last 13 years delivering on our mission of improving the quality of life and long-term outcomes in patients with cardiac arrhythmias. I am proud of what we have accomplished together, and I am confident that Adagio is poised for continued success,” said Olav Bergheim.

About Adagio Medical Holdings, Inc.

Adagio Medical Holdings, Inc. (Nasdaq: ADGM) is an early commercial stage medical device company located in Laguna Hills, California focusing on developing innovative cryoablation technologies that create contiguous, transmural lesions to treat cardiac arrhythmias, including paroxysmal and persistent atrial fibrillation, atrial flutter, and ventricular tachycardia.

FULCRUM-VT (Feasibility of Ultra-Low Temperature Cryoablation in Recurring Monomorphic Ventricular Tachycardia, NCT05675865) is a prospective, multi-center, open-label, single-arm study, enrolling 206 patients with structural heart disease of both ischemic and non-ischemic cardiomyopathy, indicated for catheter ablation of drug refractory ventricular tachycardia (VT) in accordance with current treatment guidelines. The results of the study will be used to obtain FDA premarket approval (PMA) for Adagio’s VT Cryoablation System with the vCLAS™ cryoablation catheter with industry broadest indication for purely endocardial ablation of scar-mediated VT.

Forward-Looking Statements

Certain statements in this press release (this “Press Release”) may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or future financial or operating performance of the Company. For example, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “propose,” “seek,” “should,” “strive,” “will,” or “would” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which may be beyond the control of the Company and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. The Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. There are risks and uncertainties described in the definitive proxy/final prospectus relating to the Business Combination, which was filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), and described in other documents filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The Company cannot assure you that the forward-looking statements in this communication will prove to be accurate.

Nothing in this Press Release should be regarded as a representation or warranty by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved, in any specified time frame, or at all. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made in this Press Release. Subsequent events and developments may cause those views to change. The Company does not undertake any duty to update these forward-looking statements.

Media Contact

Ilya Grigorov

Vice President, Global Marketing and Product Management of Adagio Medical, Inc.

igrigorov@adagiomedical.com

Investor Contact

IR@adagiomedical.com